U.S. Securities and Exchange Commission	March 26, 2010
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attn: Kevin Stertzel

RE:	McCormick & Company, Incorporated (the “Company”)
Form 10-K for Fiscal Year Ended November 30, 2009
Filed January 28, 2010
File No. 1-14920

Dear Mr. Stertzel:

Please find below our responses to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in its letter dated February 26, 2010, with respect to the above-captioned Form 10-K. For ease of reference, we have reproduced below the full text of the Staff’s comments, each of which is followed by the Company’s response. Capitalized terms not defined in this letter shall have the meanings given to them in the Form 10-K.

Commission Comment:

Form 10-K for the Fiscal Year Ended November 30, 2009

Exhibit 13

2009 Annual Report

Liquidity and Financial Condition, page 27

1.	We note in both your 2009 Highlights section and the Chairman’s message to shareholders, your disclosures indicate you have reduced your cash conversion cycle by five days in both 2009 and 2008. Please tell us and expand your liquidity disclosures to explain your cash conversion cycle including the following:

a)	Explain how your cash conversion cycle is calculated.

b)	Explain how the five day reductions in the cash conversion cycle were achieved in both 2009 and 2008, by quantifying the working capital changes that impacted these reductions.

c)	Provide disclosure of the number of days in your cash conversion cycle for each period end presented.

d)	Provide indicative disclosures regarding the extent to which you expect the downward trend cash conversion cycle to continue in the future.

McCormick & Company Response:

1)	In 2008, we began using a Cash Conversion Cycle metric to measure our internal progress in working capital improvement. At this time, we also began to communicate this measure externally. In our MD&A section on liquidity and financial condition, we explain that over the past two years our improved cash flow is due, in part, to better working capital management. We agree that to the extent we continue to use the Cash Conversion Cycle as an important metric, it may be an added useful disclosure for investors, and we will include it in our MD&A in future filings. If we do include the Cash Conversion Cycle metric in our MD&A, we will include a description of the calculation and reasons for changes in the metric. We will provide indicative disclosures regarding the expected future trend to the extent we are able to estimate that trend.

In answer to your questions, we calculate Cash Conversion Cycle as:

Days Sales Outstanding (average Trade Accounts Receivable divided by average daily Net Sales) plus Days in Inventory (average Inventory divided by average daily Cost of Goods Sold) less Days Payable Outstanding (average Trade Accounts Payable divided by (average daily Cost of Goods Sold plus the average daily change in Inventory)).

The result of these calculations in 2007, 2008 and 2009 are as follows:

	2009	2008	2007

Days Sales Outstanding	38	44	44

Days in Inventory	88	88	91

Days Payable Outstanding	(46)	(47)	(45)

Cash Conversion Cycle	80	85	90

This metric has been consistently calculated over this three year period and, as can be seen above, the decrease for 2009 was driven by decreases in receivables and the decrease for 2008 was driven by decreases in inventory.

Commission Comment:

Financial Statements

Note 2 – Acquisitions, page 47

2.	We note your disclosure that indicates you have reclassified $135.5 million of your preliminary Lawry’s purchase price allocation from brands and other intangible assets to goodwill. Please tell us and disclose the reasons why you were unable to allocate the purchase price to the intangible assets as originally expected.

McCormick & Company Response:

2)	The initial purchase price allocation between intangible assets and goodwill was done based on historical experience with branded consumer goods acquisitions and our knowledge of the acquiree obtained in due diligence. It was not based on any specific valuation on the Lawry’s assets. After the acquisition was completed, we engaged an outside valuation firm to assist us in the valuation of the intangible assets related to the Lawry’s acquisition for accounting purposes. The final valuation, which was completed during the allocation period, resulted in the $135.5 million change in mix among intangible assets and goodwill as disclosed in our footnote.

From the initial allocation to the final valuation there were no new intangibles that were identified nor were there intangibles that were initially identified that in the final valuation had little or no value. We recognized all intangible assets and there were no “defensive” intangibles identified initially or in the final valuation.

From an economic and due diligence standpoint, intangible assets (including goodwill) in an acquisition such as this are considered in total as a portion of the purchase price and the allocation among the specific identified intangibles and goodwill is not as relevant to the valuation of the business. The real drivers of the value of the business (including intangibles and goodwill) are the future cash flows of the business and the split of intangible assets between goodwill and other intangibles will not necessarily affect these cash flows or the value of the business. Accordingly, we did not feel that disclosures were necessary to inform the investors of any significant change in the overall value of the business. The reclassification of the mix between goodwill and other intangible assets however can have an effect on future tests for impairment from an accounting perspective. Accordingly, in future filings we will add explanatory language about the $135.5 million reclassification. The general form of that explanation would be as follows:

“The final valuation was determined utilizing predominately discounted cash flow methods and reflects a $135.5 million reclassification from brands and other intangible assets to goodwill from the preliminary allocation recorded in July

2008. This reclassification does not reflect a change in the overall economic value of the business acquired but rather a mix of the specific values assigned to individual intangible assets including goodwill.”

Commission Comment:

Note 9 – Employee Benefit and Retirement Plans

Defined Benefit Pension Plans, page 53

3.	We note you have either increased or held constant, your expected return on plan assets. Please tell us and disclose the critical assumptions and benchmarks you used in determining your expected return on plan assets. Further, please tell us why you believe your returns on plan asset expectations are reasonable.

McCormick & Company Response:

3)	Annually, we undertake a process, with the assistance of our external investment consultants, to evaluate the appropriate projected rate of return to use for our pension plan assumptions. We engage our investment consultant’s research team to develop capital market assumptions for each asset category in our plan to project investment returns into the future. The specific methods used to develop expected return assumptions vary by asset category. The asset categories we currently target are U.S.—large cap., U.S.—small cap., International—developed, International—small cap., Emerging markets, Bonds, and Alternative investments. For each asset category, an arithmetic mean, geometric mean, standard deviation and serial correlation is developed. Using these inputs, a Monte Carlo simulation is run to obtain the expected passive plan investment return weighted by the plan’s target asset allocation. We adjust this outcome for the fact that plan assets are invested with actively managed funds and subject to tactical asset reallocation. This process and the outcomes are reviewed with our internal investment committee for approval as the final plan asset return used in our valuation of the pension obligation.

Commission Comment:

Definitive Proxy Statement filed on February 16, 2010

Compensation Discussion and Analysis, page 18

4.

Starting on page 21, you state that the Compensation Committee determined actual 2009 incentive bonuses for each NEO based on performance metrics. One of the performance metrics is EPS growth. The bonuses of Messrs. Timbie, Kurzius and Langmead were based on metrics other than EPS growth, such as operating income from US consumer and Mexico consumer businesses. Please disclose the target levels for each performance metric. See Instructions 2 and 4 to

Item 402(b) of regulation S-K. Alternatively, provide us with your analysis of how you meet the standard for confidential treatment for these targets. In addition, to the extent there is sufficient basis to keep the targets confidential, disclose how difficult or likely you believe it will be for such targets to be achieved.

McCormick & Company Response:

4)	The Company believes its business unit operating income targets are confidential commercial or financial information within the meaning of the Commission’s confidential treatment rules and therefore are not required to be disclosed in the Company’s proxy statement and Form 10-K pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

While the business unit operating income targets for the businesses managed by Messrs. Timbie, Kurzius and Langmead are quantifiable, their disclosure would result in competitive harm to the Company, as discussed more fully below. The Company will, in future filings, disclose in as much detail as possible how difficult it would be for the undisclosed business unit operating income targets to be achieved.

Overview:

Disclosure of our business unit operating income targets would signal the Company’s direction and intentions in specific areas and markets on which the Company is focusing, thereby impairing the Company’s ability to leverage this focus for competitive advantage. In addition, the Company operates in areas where customers generally have substantial market power vis-à-vis suppliers. We believe customers monitor their suppliers carefully in an attempt to ascertain information about market strategy, technical developments and financial capacity to use to their negotiating advantage. It is for reasons such as these that the Company does not disclose financial information concerning these business units in any of its public filings or other communications, with the exception of sales.

How Disclosure Would Unfairly Benefit Competitors:

Disclosing the Company’s business unit operating income targets would provide our competitors with insight into our strategic plans for markets selected by the Company for growth—insight that could be used against the Company by competitors in targeting our customers and/or markets. Armed with this information, a competitor could choose to enter a market it was otherwise not planning to enter (to the Company’s detriment), or if the competitor was already present in that market, it could lower its prices or develop strategies to combat the Company’s plans.

Additional examples of the competitive harm to the Company from failing to maintain confidentiality with regard to its corporate targets for business unit operating income are noted below:

1. Competitors could evaluate business unit operating income targets for the Company’s industrial business in a particular region over a period of years to seek to anticipate the Company’s strategies in that region. These competitors could then build plans to counter the Company’s strategies, putting the Company and its shareholders at a significant disadvantage.

2. Because the Company’s business units do not operate in identical markets, and are not positioned in the same manner within the markets that they serve, revealing specific operating income targets related to any of these business units would provide competitors with the strategic insight into the Company as outlined above. Such insight would be competitively harmful and would provide detailed and valuable information to the Company’s detriment.

3. Competitors could track business unit operating income targets for trends over a period of time, which would allow competitors to infer much about the Company’s future strategies in certain markets.

(a) For example, a trend of higher operating income targets in a particular market could be interpreted by competitors as an intention by the Company to extract cash from that business rather than to continue to invest in it. Consequently, competitors could be encouraged to attempt aggressively to take market share in that region in the belief that the Company may not, in the future, have new products to offer in this market.

(b) Conversely, a decreasing trend of business unit operating income targets might signal a strategy of greater investment in the business, which would alert competitors to the need to make comparable investments in their businesses, thereby depriving the Company of the opportunity to gain market share on a competitive basis. Lower operating income targets could also indicate that the Company is not succeeding in a particular market, which could damage the Company’s strategies for turning around a business in a difficult market.

4. Certain of the Company’s business units also seek further expansion into new countries. In that case, a competitor may be able to understand that aggressive operating income targets for those business units are only achievable through expansion, and take appropriate measures to keep pace with that business unit’s anticipated growth. As a result, that competitor will have been warned and have a head start in developing strategies that would eliminate the Company’s competitive advantage.

5. The Company’s disclosure of business unit operating income targets could provide insights into future product pricing decisions and investment in research and development. This danger is especially heightened in markets where competitors are foreign or privately held and may not be burdened by similar disclosure obligations, thereby potentially depriving the Company of the opportunity to gain similar insights into its competitors’ business strategies.

6. Since most sales in the Company’s business involve a bidding process, disclosure of business unit operating income targets would help the Company’s competitors in negotiations with common target customers and allow our competitors to optimize their pricing strategy to the Company’s detriment.

How Disclosure Would Unfairly Benefit Customers:

Disclosure of business unit operating income targets would also put the Company at a competitive disadvantage relative to its customers. As noted in the Overview section above, the Company operates in geographic areas where customers generally enjoy substantial market power.

Success in the consumer food industry is characterized by building strong customer networks in which customers look to their suppliers to be innovative and constantly in the vanguard of new or improved developments. Revealing business unit operating income targets could adversely affect customer relationships in a variety of ways. For example,

1. If customers see that the Company’s operating income targets are trending higher, they could choose to negotiate purchase prices more aggressively or seek to develop exclusive relationships with lower-cost suppliers.

2. A trend of increasing operating income targets could cause customers to conclude (potentially erroneously) that the Company has decided to reduce investment in new product development in that market, which could lead customers to question the wisdom of purchasing the Company’s products and cause them to look for new suppliers who may offer the prospect of stronger product developments in the future.

Presentation of Historical Information Only:

In determining that disclosure of business unit operating income targets should be afforded confidential treatment, the Company also considered whether the fact that these targets are historical would alleviate the competitive harm that would result from such disclosure. The Company concluded that competitive harm would still result because, although targets may change year to year, these targets tend to remain relatively consistent over the medium-term.

For example, the Company is committed to innovation and its product design, planning, validation, testing and commercial launch cycles extend well beyond one year. Contemporaneous with its comprehensive product development activities, the Company must also address short and long term supplier agreements, as well as the task of adapting its supply chain and manufacturing organization to new product platforms. By tracking historic patterns of our business unit operating income targets, competitors could infer a great deal about the Company’s future strategies.

Therefore, we believe that disclosure of business unit operating income targets for prior fiscal years would provide competitors insight into the Company’s future competitive strategies, and allow our competitors to build plans to counter those strategies.

Conclusion:

The foregoing discussion illustrates the competitive harm that would result if the Company were to reveal business unit operating income targets. We trust that you will conclude that the Company’s analysis above satisfies the applicable standards contained in Securities Act Rule 406 and Securities Exchange Act Rule 24b-2 and may therefore be properly excluded under Instruction 4 to Item 402(b).

As stated above, the Company is prepared to provide more detail concerning the degree of difficulty associated with achieving business unit operating income targets, including historical information on percentage payouts. However, the Company respectfully believes that disclosure of the actual business unit operating income targets would harm the Company and its shareholders by making public information that is otherwise kept confidential.

*    *    *    *

In addition, as requested in the Staff’s letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information or documents, please telephone me at (410) 527-8194,

Sincerely,

/s/ Gordon M. Stetz, Jr.
Gordon M. Stetz, Jr.
Executive Vice President &
Chief Financial Officer

Cc: Anne Nguyen Parker (SEC)

Alan D. Wilson, Chairman, President & Chief Executive Officer

W. Geoffrey Carpenter, Vice President, General Counsel and Secretary